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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                        (Amendment No. _________)*

                          WORLDBID CORPORATION
   _____________________________________________________________________
                            (Name of Issuer)

                COMMON STOCK, $0.001 PER SHARE PAR VALUE
   _____________________________________________________________________
                     (Title of Class of Securities)

                              98156R 10 8
                 ______________________________________
                             (CUSIP Number)

                             HAROLD C. MOLL
                     Unit 45, Lacovia Condominium
                           Grand Cayman, BWI

                             (702) 595-6800
   _____________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             APRIL 17, 2001
   _____________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98156R 10 8
--------------------------------------------------------------------------

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).:

      HAROLD C. MOLL

--------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [_]
(b)   [X]
--------------------------------------------------------------------------
3.    SEC Use Only:
--------------------------------------------------------------------------
4.    Source of Funds (See Instruction):  PF
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------
6.    Citizenship or Place of Organization:   CANADA
--------------------------------------------------------------------------

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.    Sole Voting Power:         6,850,000 SHARES
             -------------------------------------------------------------

8.    Shared Voting Power:       NOT APPLICABLE
             -------------------------------------------------------------

9.    Sole Dispositive Power:    6,850,000 SHARES
             -------------------------------------------------------------

10.   Shared Dispositive Power:  NOT APPLICABLE
             -------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      6,850,000 SHARES
--------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      NOT APPLICABLE

13.   Percent of Class Represented by Amount in Row (11):    28.9%
--------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions):          IN
      --------------------------------------------------------------------

      --------------------------------------------------------------------

CUSIP No. 98156R 10 8
--------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of WORLDBID CORPORATION, a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 1110-1175 Douglas Street, Victoria, British Columbia, Canada V8W 2E1.

ITEM 2.    IDENTITY AND BACKGROUND

A.    Name of Person filing this Statement: HAROLD C. MOLL (the "Holder")

B.    Residence or Business Address:  Unit 45, Lacovia Condominium,
      Grand Cayman, BWI.

C.    Present Principal Occupation and Employment:   The Holder is a
      self-employed businessman.

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.    Citizenship:   The Holder is a citizen of Canada.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Holder purchased on April 17, 2001 a total of 3,500,000 Shares and 1,750,000 share purchase warrants in consideration for an aggregate purchase price of $700,000. The purchase was a private placement transaction. Each share purchase warrant entitles the Holder to purchase one share of the Company's common stock at a price of $0.25 until April 17, 2002 and at a price of $0.35 until April 17, 2003.
The consideration was paid by the cancellation and forgiveness by the Holder of $700,000 of indebtedness owed by the Company to the Holder. The Holder had previously advanced the $700,000 as a loan to the Company using his own personal funds.


ITEM 4.    PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the Shares by the Holder was a passive investment. Depending on market conditions and other factors, the Holder may acquire additional Shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described herein, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

A. As of April 17, 2001, the Holder holds beneficially the following securities of the Company:

      Title of Security      Amount    Percentage of Shares of Common Stock*
      -----------------   ---------    -------------------------------------
      Common Stock        6,850,000    28.9%
      -----------------   ---------    -------------------------------------
      *calculated in accordance with Rule 13d-3


B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder purchased on April 17, 2001 a total of 3,500,000 Shares and 1,750,000 share purchase warrants in consideration for an aggregate purchase price of $700,000. The purchase price was based on a price per unit of $0.20 per unit, where each unit consisted of one Share and one-half of one share purchase warrant. The purchase was a private placement transaction. Each share purchase warrant entitles the Holder to purchase one share of the Company's common stock at a price of $0.25 until April 17, 2002 and at a price of $0.35 until April 17, 2003.

D.    Not Applicable.

E.    Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       APRIL 25, 2001

                                       _____________________________
                                       Date

                                       /s/ Harry C. Moll
                                       _____________________________

                                       Signature

                                       HAROLD C. MOLL/
                                       BENEFICIAL OWNER
                                       _____________________________
                                       Name/Title